FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of June, 2004

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

June 23, 2004

   TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

Acquisition of Gold Hill Project in Alaska completed; permitting for drilling completed.

MAX Resource Corp. announces that it has completed the previously announced acquisition from Zazu Exploration, Inc. of an interest in the Gold Hill Project near Cantwell, Alaska.  Concurrent with the closing of the transaction, Mr. Gil Altzmon of San Antonio, Texas has been appointed a Director and Mr. Clancy Wendt of Reno, NV has been appointed VP Exploration.

The Gold Hill property is located along the southern portion of the prolific Tintina Gold Province, approximately 145 miles north of Anchorage, Alaska and only 10 miles off the paved highway to Cantwell, Alaska.

The property was first drilled as a joint venture between Dome Exploration and Cities Service Company in 1972. They were exploring for molybdenum and did not find an economic deposit so they left the property.  General Crude Oil (“GCO”) acquired the property in 1983 and explored the property for gold.  They did geologic mapping, soil geochemistry, a VLF-EM survey and drilled five diamond drill holes. The best intersection from this drilling was 11.5 feet which averaged 0.668 ounces per ton.

In 1988, Amax Gold entered into a joint venture with GCO.  They completed geologic mapping, rock sampling, soil geochemical surveys and VLF-EM geophysical surveys, select metallic screen fire assays and preliminary cyanide bottle roll metallurgical tests and 5,885 feet of reverse circulation drilling in 21 drill holes.  The target was to find a bulk tonnage open pittable deposit. Amax did not find significant thick intervals of low grade mineralization and dropped the property.  High grade gold intervals were encountered in drill holes AUH 7, 16, and 17.  Hole 7 contained five feet of 0.18 opt Au,  Hole 16 contained five feet of 0.46 opt Au, five feet of 0.23 opt Au and five feet of 0.66 opt Au,  and Hole 17 contained five feet of 0.19 opt Au.  These holes are open along strike and, since they were drilled with a reverse circulation drill rig which encountered large quantities of water, they should be re-examined to see if loss of gold might have occurred.

A large soil geochemical anomaly exists on both Gold Hill and West Hill.  Values up to 0.1 opt Au have been found.  The Gold Hill area was originally drilled for molybdenum but not assayed for gold in all holes.  There is still a target there.

Gold Hill is an intrusion related gold system which has many of the characteristics of a Tintina Gold Belt system. The dominate rock types consist of argillite, metasiltstone, greywacke, carbonaceous schist and a small wedge-shaped fault block of tuffaceous metasedimentay and metavolcaniclastic rocks. Early to mid-Teritary monzonite and diorite stocks, plugs and dikes intrude the metasiltstone units on Gold Hill and the tuffaceous metasedimentary sequences on West Hill located in the western part of the property.

Hydrothermal alteration is pervasive throughout the property.  Quartz-sericite-pyrite alteration is particularly evident around the summit of Gold Hill and to a lesser extent in the vicinity of the Swale area, a low saddle located just east of West Hill.

The gold mineralization is thought to be related to the intrusions and pyrite, arsenopyrite, pyrrhotite, chalcopyrite, molybdenum, and gold are found in veins and as disseminations in the host rocks. All of the creeks contain placer gold and have been worked in the past.

Interpretation of the geophysics indicates that there are a number of buried intrusives present on the property which have not been explored.

Zazu, a privately-held Texas corporation, holds a Lease on the Gold Hill Claims from GCO Minerals Company.  The terms of the Company’s Option Agreement with Zazu include a payment of US$25,000 and the issuance of 100,000 Shares and 100,000 Warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, MAX must issue an additional 200,000 shares by January 1, 2005 and a further 200,000 shares by January 1, 2006.

MAX will assume all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000                                      $   5,000

2005                 150,000                                         15,000

2006                 250,000                                         25,000

2007                 250,000                                         25,000

2008                 500,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                        100,000

Upon exercise of the Option, MAX can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”).  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, MAX will pay to Zazu an additional NSR of 1%.

Permitting has been completed on the Gold Hill project and a drill rig has been mobilized to the property, with drilling expected to commence in the next few weeks, weather permitting.

In addition MAX has staked a 1,659 hectare area west of the Gold Hill property. These claims encompass areas of high grade outcrops that will be explored during the upcoming drill program.

The Company is also pleased to announce the appointment of Gil Atzmon to the Board of Directors and Clarence J. Wendt as Vice-President, Exploration.

Gil Atzmon has 20 years experience in the financing of global mineral exploration projects, having held senior positions in asset management firms, mining companies, and investment banking.  Mr. Atzmon holds a bachelors degree in Geology and Geography from Columbia University in New York, and a Master in Energy & Mineral Resources form The University of Texas at Austin.

Clarence J. (Clancy) Wendt received his B.S. degree from San Diego State University in 1967. He began his career at Stauffer Chemical and worked at various companies until returning to the University of Arizona where he obtained his M.S. degree in 1978.  After this he worked at Duval Corporation and other companies until becoming District Manager for Westmont Mining.  He is credited with the Mt. Hamilton gold discovery and managed the programs which led to the discovery of other deposits in the Carlin Trend.

Mr. Wendt has been a consulting geologist since 1992, specializing in exploration and evaluation of mineral deposits.  He is a registered geologist in Arizona, British Columbia, Canada, and a Chartered Professional Geologist in Australia and writes reports for various exchanges.  He is a member of SME, SEG, FAusIMM(CP), PDAC, a former Trustee of the NWMA and Member of the Board of Directors of the Mining Club of the Southwest.  In addition, Mr. Wendt is the recipient of the Presidents Award from the NWMA, the Ben F. Dickerson Award, and is currently the President of the Geological Society of Nevada.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

June 29, 2004

   TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

Drilling commences at Gold Hill

MAX Resource Corp. (the “Company”) is pleased to announce that drilling has commenced at its Gold Hill project located 200 kilometers south of Fairbanks, Alaska.  The Gold Hill project comprises 3,873 hectares located approximately 20 kilometers west of the Denali Highway and is accessible using hunting roads and trails.

The initial phase of the diamond drilling will test previous high grade mineralization encountered in prior drilling by Amax and General Crude Oil. The program will consist of from 4 to 7 diamond drill holes planned to intersect previously found values that included 1.5 meters of 15.0 grams per ton (“gpt”), 1.5 meters of 8 gpt, 1.5 meters of 22.9 gpt, 1.2 meters of 15.6 gpt, and 1.10 meters of 54.3 gpt.   Values of 8.6 ppm were found by the United States Bureau of Mines in a regional sampling program of the surface.  This area will be sampled and mapped to find the extent of these high grade surface samples.

The mineralization on the Gold Hill prospect is related to intrusive events which occurred on Gold Hill and nearby West Hill. The mineralization occurs as disseminations and on fractures and appears to be structurally-controlled. The alteration and mineralization occur over an area of at least two square miles.

MAX recently staked a 1,659 hectare area west of the Gold Hill property.  This encompasses areas of high grade outcrops that will be explored during the drill program.

The drilling is being conducted under the supervision of Clarence J. (Clancy) Wendt, the Company’s Qualified Person under the meaning of National Instrument 43-101.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

June 30, 2004

   TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

MAX Resource Corp. is pleased to announce that it has retained the services of Tangent Management Corp. of Vancouver, B.C., to design and implement a comprehensive public and investor relations strategy.  This investor relations program will focus on shareholder communications and building an active following of investment professionals for MAX in Canada and the United States.

The principals of Tangent, Steve Smith and Zachery Dingsdale, have more than 30 years of combined experience in the media, public markets and financial investor relations fields.

Tangent has been retained for an initial three-month term at $5,000 per month, plus $5,000 for preparation of investor relations materials.  The Company has also agreed to grant Tangent an incentive stock option on 90,000 shares at an exercise price of $0.40 per share for a two year period, subject to exchange rules with regard to vesting and pricing.

This agreement is subject to acceptance for filing by the TSX Venture Exchange.

In addition, the Company has agreed to grant incentive stock options to directors and officers on a further 193,000 common shares at an exercise price of $0.40 per share for a period of two years.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   July 7, 2004

By:     /s/ Stuart Rogers

Stuart Rogers

Director